UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1
Under the Securities Exchange Act of 1934

Chatsworth Acquisitions I, Inc.
(Exact name of registrant as
specified in its corporate charter)

000-52179
Commission File No.

Delaware	20-3654141
(State of Incorporation)	(IRS Employer Identification No.)

1050 17TH Street, Suite 1750
Denver, Colorado 80265
(Address of principal executive offices)

(303) 292-3883
(Registrant's telephone number, including area code)

May 17, 2012

Chatsworth Acquisitions I, Inc.
Schedule 14f-1

INTRODUCTION

    This Information Statement is being furnished to you and the other shareholders of Chatsworth Acquisitions I, Inc. (“we” or the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with a change in our Board of Directors.  This change resulted from the purchase by CH China, LLC of 16,000,000 shares of the Company’s $0.001 par value common stock for an aggregate purchase price of $16,000 (the “Stock Purchase”).  In connection with the Stock Purchase, Henry F. Schlueter and Les Bates (the “Incoming Directors”) were appointed officers and directors of the Company and Deborah Salerno resigned as an officer and director of the Company, effective as of August  29, 2011.  None of our shareholders will have the opportunity to vote on the Stock Purchase.  We are providing this Information Statement to you in order to keep you informed.

THE STOCK PURCHASE

    Effective August 29, 2011, CH China, LLC, a Colorado limited liability company controlled by Henry F. Schlueter and Les Bates, both directors of the Company, purchased 16,000,000 shares of the Company’s $0.001 par value common stock for an aggregate purchase price of $16,000, of which $1,700 was paid in the form of cash and $16,000 shall be paid  in the form of costs, expenses and services previously provided to and to be provided in the future to the Company during the fiscal year ending March 31, 2012 (the “Stock Purchase”).  In connection with the Stock Purchase, Henry F. Schlueter and Les Bates were appointed officers and directors of the Company and Deborah Salerno resigned as an officer and director of the Company, effective as of August  29, 2011.

    The change in directors will be effective no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of our common stock.  You can obtain information about the Stock Purchase in the future by viewing documents filed by us with the Commission at its web site at www.sec.gov.

VOTING SECURITIES

    As of August 28, 2011, we had 4,000,000 shares of common stock outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. On the effective date of the Stock Purchase (the “Effective Date”), there is 20,000,000 shares of our Common Stock outstanding and zero shares of preferred stock outstanding.  The Company has no other securities, voting or nonvoting, outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership(1) of our common stock as of the Effective Date by (i) each of the Incoming Directors and each executive officer of the Company following the Stock Purchase; (iii) each person who will be the beneficial owner of more than five percent of our common stock and (iv) all of the Incoming Directors and executive officers as a group. All share ownership listed in the table is direct, unless otherwise indicated.

Name and Address (2)	Amount and Nature of Beneficial Ownership	Percentage of Class
Henry F. Schlueter(1) 1050 17th St. #1750 Denver, Colorado 80265	16,000,000	80%
Les Bates (1) 1050 17th St. #1750 Denver, Colorado 80265	16,000,000	80%
All Officers and Directors as a group (2 individuals)	16,000,000	80%

5% or Greater Shareholders
Deborah A. Salerno c/o DAS Consulting LLC 56 Pine Street, #11F New York, NY 10005	1,125,000	5.6%
John P. O’Shea 100 Wall Street, 7th Floor New York, NY 10005	1,125,000	5.6%
Frank L. Kramer P.O. Box 461029 Glendale, CO 80246	1,000,000	5%
All Officers and Directors as a group (2 individuals)	16,000,000	80%

    (1)     Effective August 29, 2011, CH China, LLC, a Colorado limited liability company purchased 16,000,000 shares of the Company’s Common Stock.  Henry F. Schlueter and Les Bates having voting and dispositive power over the shares owned by CH China, LLC.

    (2)    As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (a) the power to vote, or direct the voting of, such security or (b) investment power which includes the power to dispose, or to direct the disposition of, such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days.

CHANGE IN CONTROL

    As stated above, in connection with the Stock Purchase, we issued an aggregate of 16,000,000 shares of our common stock to CH China, LLC.  In connection with the Stock Purchase, Henry F. Schlueter and Les Bates (the “Incoming Directors”) were appointed officers and directors of the Company and Deborah Salerno resigned as an officer and director of the Company, effective as of August  29, 2011.   As a result, the Company will have experienced a change in control.

    The Company knows of no other arrangement or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

    No material legal proceedings, to which the Company is a party or to which the property of the Company is subject, is pending or is known by the Company to be contemplated.  Also, the Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any Incoming Director, incoming executive officer, future beneficial owner or any affiliate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

DIRECTORS

    The following information relates to the Incoming Directors and Executive Officers:

Name	Age	Position

Henry F. Schlueter	60	President, Secretary and Director
Les Bates	68	Chief Financial Officer and Director

    The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified.  Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

    Henry F. Schlueter, 60, has been our President, Secretary and a director since August 2011.  Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law since 1991.  From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding.  Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA’s, the Colorado and Denver Bar Associations and the Wyoming State Bar.  Mr. Schlueter is also a director of Bonso Electronics International, Inc., a China public company traded on the NASDAQ Global Market.

    Les Bates, age 68, has been the Chief Financial Officer and a director of the Company since August 2011.  Mr. Bates is also the founder and principal of Les Bates, C.P.A., P.C. (formerly Les Bates & Associates, Inc.), which was established in 1974.  From May 2003 until August  2009, Mr. Bates as the Chief Financial Officer and a Director of New Frontier Energy, Inc., a publically traded oil and gas exploration company.  Les Bates, CPA, PC has provided a broad range of auditing, accounting and tax services to public and private corporations, consisting of oil and gas companies, oil and gas drilling and development programs, mining and mineral exploration entities, light manufacturing companies, real estate developers, contractors, alternative energy companies and private individuals. Mr. Bates has taught oil and gas accounting classes as an adjunct professor at the University of Colorado — Denver and for the American Institute of Bankers, Denver chapter.

    None of the Incoming Directors, executive officers, or control persons of the Company has, within the last five years: (i) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations or similar misdemeanors); (iii) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (iv) been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the "Commission") or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated. There are no family relationships among any directors and executive officers of the Company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

    There were no other transactions or series of transactions for the fiscal year ended March 31, 2011, nor are there any currently proposed transactions, or series of the same to which we are a party, in which the amount involved exceeds $60,000 and in which, to the knowledge of the Company, any director, executive officer, nominee, 5% shareholder or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act, generally requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities (“10% owners”) to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors and executive officers and 10% owners are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.   CH China, LLC and Messrs. Schlueter and Bates intend to file delinquent Form 3’s disclosing their respective beneficial ownership of shares of the Company.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

    The Board of Directors of the Company does not presently have an audit, nominating or compensation committee.  Instead, the Board itself performs such functions.

    During our current fiscal year to the date of this filing, the Board had no meetings.  The Company does not have any disagreements with the Outgoing Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table summarizes the total compensation of our President and Secretary for the last three years.  They were our only executive officers during that time.

		Annual Compensation	Long Term Compensation
			Securities Underlying Stock
Name	Period	Salary	Options
Deborah A. Salerno:	Year ended March 31, 2011	$0	-0-
President, Director	Year ended March 31, 2010	$0	-0-
	Year ended March 31, 2009	$0	-0-
_____________________

    No stock options were granted to the directors or executive officers during the last year.  No options or other derivative securities are presently outstanding, and we presently have no option plan or other arrangement providing for the issuance of such securities.

    The Company does not pay compensation to members of its Board of Directors.  A director may receive compensation, if at all, as an officer or employee for those duties exclusively.  The Board may decide to compensate its members in the future, as it so decides in the best interest of the shareholders.

SIGNATURES

    In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chatsworth Acquisitions I, Inc.

Dated: May 17, 2012	By:	/s/ Henry F. Schlueter
Henry F. Schlueter
CEO, President, Secretary and Director